

Mail Stop 3030

April 29, 2016

<u>Via E-Mail</u>
Joseph M. Hogan
President and Chief Executive Officer
Align Technology, Inc.
2560 Orchard Parkway
San Jose, CA 95131

> **Re:     Align Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 000-32259**

Dear Mr. Hogan:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Intellectual Property, page 10</u>

1.     We note your disclosure that the expiration of some of your key patents beginning in 2017 may result in additional competition.  Please ensure that you future filings, as appropriate, disclose the effects of those patents on your business and clarify how the expiration of those patents may result in additional competition.  For example, do you expect more competitors to enter the market?  Do you expect existing competitors to begin offering products more similar to yours?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     Chris Fennell, Esq.
        Wilson Sonsini Goodrich & Rosati